NOTICE OF ANNUAL MEETING OF SHAREHOLDERS APRIL 24, 2025 TAKE NOTICE that the Annual Meeting of Shareholders (the “Meeting”) of VersaBank (the “Bank”) will be held at the VersaBank Innovation Centre of Excellence, 1979 Otter Place, London, Ontario, and broadcast live from the Nasdaq Listing Centre, 4 Times Square, New York, NY 10036 on Thursday, April 24, 2025, at 10:30 a.m. (ET) for the following purposes: 1. to receive the financial statements for the fiscal year ended October 31, 2024, and the report of the auditors thereon; 2. to re-appoint Ernst & Young LLP, as auditors of the Bank for the ensuing year and to authorize the directors of the Bank to fix their remuneration; 3. to elect directors for the ensuing year; and 4. to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof. Particulars of the matters above are set forth in the accompanying Management Proxy Circular. The Board of Directors of the Bank has fixed February 28, 2025, as the record date for determining Shareholders entitled to receive notice of and to vote at the Meeting. NOTICE FOR REGISTERED SHAREHOLDERS: You are encouraged to complete the form of proxy accompanying this Notice of Meeting and return it to Odyssey Trust Company in accordance with the instructions provided in the form of proxy, whether or not you plan to attend the Meeting. Failure to submit your form of proxy by 10:30 a.m. (ET) on April 22, 2025, may result in your shares not being voted at the Meeting. If you have received this Notice of Meeting and the Management Proxy Circular from your broker or another intermediary, we encourage you to complete and return the voting instruction form or form of proxy provided to you by your intermediary in accordance with the instructions provided with such form. Your vote is important! DATED at the City of London, in the Province of Ontario, this 28th day of February 2025. By order of the Board of Directors, Brent T. Hodge SVP, General Counsel and Corporate Secretary